                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                       DIRECT DIAL:
(212) 818-8881                                                   (212) 818-8638

                                       October 11, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

           Re: Paramount Acquisition Corp.
               Registration Statement on Form S-1
               File No. 333-127149
               Amendment Filed: September 8, 2005 (the "Registration Statement")
               -----------------------------------------------------------------

Dear Mr. Reynolds:

         On behalf of Paramount Acquisition Corp. (the "Company"), we respond as follows to the Staff's comment letter, dated October 4, 2005, relating to the above-captioned Registration Statement. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the
Company's response to each comment immediately thereafter.

GENERAL
-------

1.       WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1. PLEASE ADVISE US ABOUT
         ANY RESEARCH, ANALYSIS, EVALUATIONS, OR DISCUSSIONS THAT SERVE AS THE
         FOUNDATION FOR, OR RELATE IN ANY WAY, TO THE FOLLOWING STATEMENT IN THE
         SECOND PARAGRAPH OF YOUR SUPPLEMENTAL RESPONSE: "[I]N ADDITION, THE
         VALUATION OF THE OFFERING IS BASED ON MANAGEMENT'S REVIEW AND
         ASSESSMENT OF HISTORICAL SALES AND FUNDING PRICES FOR PRIVATE COMPANIES
         IN VARIOUS SUB-SECTORS OF THE HEALTH CARE UNIVERSE FOR WHICH DATA IS
         AVAILABLE, INCLUDING MEDICAL TECHNOLOGY, BIOTECHNOLOGY AND HEALTH CARE
         SERVICES." WE MAY HAVE FURTHER COMMENT.

         As stated in our letter, dated September 21, 2005, the valuation of the offering was based, in part, on management's review and assessment of historical sales and funding prices for private companies in various sub-sectors of the health care universe for which data is available,

Mr. John Reynolds
October 11, 2005

including medical technology, biotechnology and health care services. As also stated in our September 21, 2005 letter, to this end, management sought to identify the enterprise value established for a variety of then-private health care companies that filed to do initial public offerings in the approximately eighteen-month period preceding the Company's offering. These companies were:
AtriCure Inc., CryoCor Inc., Micrus Endovascular Corp., DexCom, Inc., Symmetry
Medical, Inc., CABG Medical, Inc., Nephros, Inc., NEUROMetrix, Inc., Xenogen,
Inc., AngioDynamics, Inc., Cutera, Inc., Advanced Life Sciences Holdings Inc.,
Gentium SPA, Cotherix, Inc., New River Pharmaceuticals, Auxilium
Pharmaceuticals, Inc., Momenta Pharmaceuticals, Inc., Metabasis Therapeutics,
Inc., Inhibitex, Inc., Acadia Pharmaceuticals, Tercica, Inc., Xcyte Therapies.
Management's review and analysis of these companies, and its internal discussions regarding them, constituted the entirety of the research, analysis, evaluations and discussions conducted by the Company's management concerning the historical sales and funding prices for private companies in various sub-sectors of the health care universe for which data is available.

2.       THE DIVISION OF MARKET REGULATION HAS ADVISED US THAT THE WARRANT
         REPURCHASE ARRANGEMENT CONSTITUTES A BID OR INDUCEMENT DURING THE
         RESTRICTED PERIOD AND IS THEREFORE IN VIOLATION OF REGULATION M. PLEASE
         DIRECT ALL INQUIRIES REGARDING THIS MATTER TO THE DIVISION OF MARKET
         REGULATION'S TRADING PRACTICES GROUP AT 202-551-5720.

         In response to conversations with Ms. Elizabeth Sandoe of the Division of Market Regulation's Trading Practices Group, we have submitted a No-Action
Letter to the Division of Market Regulation on behalf of the Company's directors. In such letter, we have proposed to revise the disclosure in the
Registration Statement, where applicable, to indicate that in no event will
EarlyBirdCapital, Inc. allow separate trading of the common stock and warrants included in the Company's units to commence until (i) the Company files an audited balance sheet reflecting the Company's receipt of the gross proceeds of the offering and (ii) at least 60 days have passed since the distribution of the units in this offering has been completed. We will file an amendment to the
Registration Statement reflecting these changes once they have been approved by the Division of Market Regulation.

3.       ADD DISCLOSURE ADDRESSING THE TERMINATION OF THE DISTRIBUTION OF THE
         COMPANY'S SECURITIES IN THIS OFFERING. PLEASE DO NOT LIMIT YOUR
         DISCLOSURE TO AN INDICATION THAT THE DISTRIBUTION ENDS AT THE CLOSING
         OF THE INITIAL PUBLIC OFFERING.

         We will revise the disclosure in the Registration Statement, where applicable, upon approval of the No-Action Letter referred to in response to
Comment 2 above, to indicate that the distribution of the Company's securities in this offering will be completed once all the units have been sold, all stabilizing transactions have been completed and all penalty bids have either been reclaimed or withdrawn (which such information has been included in the
No-Action Letter submitted to the Division of Market Regulation).

Mr. John Reynolds
October 11, 2005

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                    Very truly yours,

                                                    /s/ Jeffrey M. Gallant

                                                    Jeffrey M. Gallant

cc:      Lindsay A. Rosenwald, M.D.
         J. Jay Lobell
         David M. Nussbaum
         Steven Levine
         Robert Cohen, Esq.